Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

MEDCO EXTRA

News for and about Medco People

February 24, 2005

Medco to acquire specialty pharmacy leader Accredo Health

Medco took a bold step forward in advancing its position as an industry-leading PBM on Wednesday, Feb. 23 when it announced its agreement to purchase Memphis-based Accredo Health, Incorporated - a preeminent player in the specialty pharmacy business and a prominent Medco partner for the past 12 months.

The deal to combine Medco and Accredo - a transaction valued at $2.2 billion in both cash and Medco stock - creates the nation’s largest specialty pharmacy business, generating more than $4 billion in combined annual net revenue.

Dave Snow and David Stevens, Accredo’s chief executive officer, conducted a live presentation to Medco employees from the Franklin Lakes broadcast center shortly after the announcement was made public.

“We’ve built a tremendous amount of mutual trust in each other through our work together over the past year,” said Snow. “We already know that each party in this agreement does what it says it’s going to do.”

One of industry’s hottest sectors

Medco’s agreement with Accredo is well timed, as specialty pharmacy grows by more than 20 percent year-to-year. The biotechnology sector alone has nearly 100 new drugs under development. According to both Snow and Stevens, many of those products are intended to treat more common disorders and are expected to gain almost immediate traction.

“As more drugs come out to treat more common diseases, these numbers are only going to grow in the future,” said Snow.

Medco is well positioned to take advantage of that trend. Participation in the company’s specialty care pharmacy grew by 240 percent in 2004. That explosive rate of growth means that 30 million lives now have access to Medco’s special care pharmacy, and accounted for more than 20 percent of the drug trend in Medco’s entire book of business. The acquisition accelerates Medco’s growth in one of the most dynamic sectors of prescription healthcare: providing integrated and comprehensive clinical services to patients who require long-term therapy and support for treatment of complex, chronic diseases.

“We want the most complex, clinically challenging patients,” Stevens said. “Most of our patients have potentially fatal diseases. With effective intervention, though, they can live out a normal life expectancy.”

Accredo: “A niche player”

With 21 product offerings, Accredo is a niche player in the field. It has strong ties to many drug manufacturers that have enabled it to be involved in a number of their phase-two and phase-three drug trials. The advantage over its competition is obvious: Accredo often has an early opportunity to lock up exclusive agreements by which the company becomes the sole source of in-demand, higher-margin medications.

The company, though, is extremely selective in the medications it chooses to represent. Stevens explained that it looks for drugs that will work well within Accredo’s business model, as well as those that will advance the company’s reputation for excellence.

“We typically turn down 85 or 90 percent of the drugs we see,” he said. “We’re looking for best-in-class products in their markets.”

Moving forward

Medco’s agreement to acquire Accredo will not be final until it is approved by both Accredo’s shareholders and federal regulatory agencies, hurdles that Snow believes will be cleared by mid-2005. Given its excellent reputation and well-developed brand, Accredo will continue to do business under its own name and its own model as Medco’s wholly-owned subsidiary. Stevens will remain the company’s CEO and will report to Kenny Klepper. Alan Lotvin, president of Medco’s special care pharmacy, will assume an expanded leadership role in this new organization.

Though Snow acknowledged that there is much work to be done before the deal is complete, he did not shy away from saying that Medco will remain on the lookout for other ways to make the company stronger and more competitive through acquisition.

“Right now we have our hands full with Accredo and our commitment to building a Medicare product,” he said. “It’s a full plate. That said, should the right opportunity come up, we will continue to be opportunistic to support our clients and promote shareholder value.”

Who’s Accredo?

•	A leading pure-play specialty pharmacy

•	Headquartered in Memphis, TN

•	2,200 employees, including 200 pharmacists

•	Founded in 1990; went public in 1999 (NASDAQ:ACDO)

•	Niche product offering (21 drugs) that enables Accredo to provide specialized services to patients, and offers manufacturers product launch, patient information, and reimbursement services

•	Medications are provided through 32 branch pharmacies or shipped overnight from four centralized pharmacies to homes, physician offices, and hospital outpatient departments

The legal stuff

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about

Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parsons Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.